Filed Pursuant to Rule 424(b)(3) Registration No. 333-152653

CB RICHARD ELLIS REALTY TRUST

Supplement No. 2 dated March 11, 2009

to the Prospectus dated January 30, 2009

We are providing this Supplement No. 2 to you in order to supplement our prospectus dated January 30, 2009. This Supplement No. 2 provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 1 dated February 20, 2009. Capitalized terms used in this Supplement No. 2 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

The following information should be read in conjunction with the information in our prospectus, including the section entitled “Suitability Standards.”

Suitability Standards

As a condition for clearing our offering in Arkansas and Alabama, each of the Arkansas and Alabama securities commission’s has required us to undertake to amend the investor suitability standards provision of our declaration of trust. The amendment would increase the suitability standards so that an investor is required to have either: a net worth of at least $250,000 (excluding the value of the investor’s home, furnishings and automobiles); or a gross annual income of at least $70,000 and a net worth of at least $70,000 (excluding the value of the investor’s home, furnishings and automobiles). We are currently applying these suitability standards in this offering. We expect that our board of trustees will adopt a resolution to amend, and to recommend that our shareholders approve at our 2009 annual meeting, the amendment to the suitability standards provision of our declaration of trust. If our shareholders vote to approve the amendment at our 2009 annual meeting, we will file the amendment with the Maryland State Department of Assessments and Taxation, at which time the amendment will become effective.